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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

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                            ML Media Partners, L.P.
                           (Name of Subject Company)

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                            ML Media Partners, L.P.
                     (Name of Person(s) Filing Statement)

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                     Units of Limited Partnership Interest
                        (Title of Class of Securities)

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                                     NONE
                     (CUSIP Number of Class of Securities)

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                                James V. Caruso
                           Executive Vice President
                           ML Media Management Inc.
                            World Financial Center
                           South Tower - 23rd Floor
                            New York, NY 10080-6123
                                (212) 236-4368
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                  Copies to:

                            Susan D. Lewis, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                            New York, NY 10048-0557
                                (212) 839-5317


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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Media Management Partners, a New York general partnership (the "General Partner") between RP Media Management ("RPMM") and ML Media
Management Inc. ("MLMM"). The principal executive offices of both the Partnership and the General Partner are located at World Financial Center, South Tower-23rd Floor, New York, New York 10080-6123. The title of the class of equity securities to which this Schedule 14D-9 (the "Statement") relates is units of limited partnership interest of the Partnership ("Units").

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to the unsolicited tender offer made by Smithtown Bay, LLC, a Delaware limited liability company (the "Purchaser"), and Global Capital Management, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 27, 1999 (the "Schedule 14D-1"), to purchase for cash up to 6,500 Units, representing approximately 3.5% of the Units outstanding as of January 27, 1999, at a purchase price of $950 per Unit (reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions with respect to Units paid or declared after January 1, 1999) and upon the terms and conditions set forth in the Offer to Purchase dated January 27, 1999 (the "Offer to Purchase"), and the related Agreement of Transfer and Sale (the "Agreement of Transfer and Sale" and, together with the Offer to Purchase, the " Current Offer"). Neither the Purchaser nor any of its affiliates is affiliated with the Partnership or the General Partner, and the Current Offer was not solicited by the Partnership, the General Partner or any of their affiliates. The Schedule 14D-1 states that the principal executive offices of the Purchaser are located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b) (i) The Partnership is a limited partnership and has no executive officers or directors. Pursuant to Section 5.1 of the Partnership's Second Amended and Restated Agreement of Limited Partnership dated May 14, 1986, as amended (the "Partnership Agreement"), which is filed as Exhibit (c)(1) hereto, the General Partner manages the business and affairs of the Partnership and has authority to make all decisions regarding the business of the Partnership. The responsibilities of the General Partner are carried out by executive officers of either RPMM or MLMM, each a general partner in the General Partner, acting on behalf of the General Partner. The executive officers and directors of RPMM are: I. Martin Pompadur, President, Chief Executive Officer, Chief Operating Officer, Secretary and Director; and Elizabeth McNey Yates, Executive Vice President. The executive officers and directors of MLMM are: Kevin K. Albert, President and Director; James V. Caruso, Executive Vice President and Director; Rosalie Y. Goldberg, Vice President and Director; David G. Cohen, Vice President and Director; Kevin T. Seltzer, Vice President and Treasurer; and Frank J. Marinaro, Secretary.

     To the knowledge of the Partnership, the executive officers, directors and affiliates of the General Partner in the aggregate own less than 1% of the Units.

     Pursuant to the Partnership Agreement, which is filed as Exhibit (c)(1) hereto, the General Partner receives certain management fees and reimbursements from the Partnership and shares in allocations of profits and losses and distributions from the Partnership.

     Pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Partnership Management Fee", equal to $557,979, and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the management of the Partnership; provided, however, that such reimbursement in any one year shall not be in excess of an amount which currently equals $696,628, subject to adjustment annually in accordance with changes in the Consumer Price Index.

         Also pursuant to the Partnership Agreement, subject to certain limitations set forth therein, the General Partner is paid an annual "Property Management Fee", which for 1998 equaled $649,709, as compensation for supervising the management of the Partnership's media properties (the "Media Properties"), and is reimbursed for its actual, out-of-pocket expenses incurred on behalf of the Partnership in connection with the supervision of the Partnership's Media Properties; provided, however, that such reimbursement in any one year shall not exceed an amount which currently equals $647,586, subject to adjustment annually in accordance with changes in the Consumer Price Index; provided further, however, that each of such Property Management Fee and the maximum expense reimbursement will be reduced by an amount equal to 2/3 of 1% of the amount otherwise computed for every 1% reduction in the "Media Property Base" (i.e., the investment by the Partnership in the Media Property), for Media Properties subsequently sold, effective as of the date of consummation of the related sale; and provided further that the Property Management Fee and maximum expense reimbursement shall be zero from and after the earlier to occur of (a) completion of all property management duties of the General Partner and (b) six months after the consummation of the last sale of Media Properties.

         For each of the years ended 1997, 1996 and 1995 the Partnership paid the General Partner a Partnership Management Fee of $557,979, and for the thirty-nine week period ended September 25, 1998 the Partnership paid the General Partner a Partnership Management Fee of $418,485. For the years ended 1997, 1996 and 1995 the Partnership paid the General Partner Property Management Fees of $653,692, $779,055 and $1,008,266, respectively, and for the thirty-nine week period ended September 25, 1998 the Partnership paid the General Partner a Property Management Fee of $488,012. During those same years the General Partner incurred reimbursable operating expenses of $951,940, $799,055 and $1,039,772, respectively, and for the thirty-nine week period ended September 25, 1998 the General Partner incurred reimbursable operating expenses of approximately $639,000.

         Pursuant to the terms of the Partnership Agreement, profits of the Partnership are generally allocated between the General Partner and the limited partners of the Partnership (the "Limited Partners"; the General
Partner and the Limited Partners being collectively referred to as the "Partners") as follows: (a) first, in proportion to any negative balances in capital accounts of the Partners, until the balances of all capital accounts equal zero; (b) second, 99% to the Limited Partners and 1% to the General Partner until an amount equal to the sum of previously allocated losses plus an additional amount computed at the rate of 7% per annum, cumulative, but not compounded, on the weighted average daily amount of their adjusted capital contributions (the "Return") has been allocated; (c) third (after certain curative allocations are made, if necessary), 80% to the Limited Partners and 20% to the General Partner until the sum of profits allocated to the Limited Partners equals the aggregate amount of losses previously allocated to the Limited Partners plus an amount equal to the amount of their capital contributions; and (d) fourth, 70% to the Limited Partners and 30% to the General Partner. Losses are generally allocated in the reverse order of profits previously allocated, and then 99% to the Limited Partners and 1% to the General Partner.

         Distributions of cash and sale proceeds, after payment of or reserves for certain debts and obligations of the Partnership, are generally distributed as follows: (a) first, 99% to the Limited Partners and 1% to the General Partner until the Limited Partners have received distributions equal to the amount of the Return and an amount equal to the amount of their capital contributions; (b) second, 80% to the Limited Partners and 20% to the General Partner until the total distributions to Limited Partners has equaled twice the amount of their capital contributions; and (c) third, 70% to the Limited Partners and 30% to the General Partner.

         The General Partner, its partners (MLMM and RPMM), and their executive officers, directors and affiliates are entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement. For the thirty-nine week period ending September 25, 1998, the Partnership incurred obligations of approximately $194,000 for legal costs in connection with such indemnification related to the litigation described in
Item 8(b) below. Cumulative indemnified legal costs amount to approximately $474,000 through September 25, 1998.

         (ii) During January 1997, the Purchaser, which was at such time a Limited Partner in the Partnership, requested from the Partnership a list (the "1997 List") of the names, addresses of and the number of Units held by Limited Partners for the purpose of making an unsolicited offer for the purchase of no more than 5% of the then outstanding Units of the Partnership. As a condition to the Partnership providing the 1997 List, the Purchaser entered into an agreement with the Partnership pursuant to which, among other things, the Purchaser agreed not to acquire more than 5% of the Units. On May 23, 1997, the Purchaser entered into a separate agreement with the Partnership (the "May 1997 Agreement") which, among other things, restricts the Purchaser's activities and interests in Media Properties and prohibits the Purchaser from any direct or indirect involvement in the management or operation of the Partnership's media related activities and also provides that the Purchaser will at no time own more than 5% of the Units. The Purchaser also submitted information to the Partnership enabling the Partnership to determine at such time that the Purchaser's ownership of Units would not violate Federal Communications Commissions ("FCC") rules applicable to the Partnership.

         The General Partner is aware that in 1997 the Purchaser made several unsolicited tender offers for the purchase of Units of the Partnership at prices ranging from $410 per Unit to $600 per Unit. On November 20, 1998, a representative of the Purchaser contacted a representative of the Partnership requesting that the Partnership waive the 5% ownership restriction, based on the Purchaser's representation that it then owned less than 5% of the outstanding Units of the Partnership and that the Purchaser intended to initiate a tender offer in accordance with the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act") for not more than an additional 5% of the outstanding Units. By letter dated November 24, 1998 to the Purchaser, based on such representations, the Partnership's representative stated that the Partnership would waive the 5% ownership restriction contained in the May 1997 Agreement, provided the Purchaser's potential offer met certain conditions, including the safe harbor provisions set forth in the IRS Notice described in Item 4(b)(vi) below, applicable FCC restrictions, and the satisfaction of the provisions of the Partnership Agreement. The Purchaser subsequently filed with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 dated November 27, 1998, as amended (the "Prior Offer"), disclosing its unsolicited offer to purchase up to 9,000 Units, representing approximately 4.8% of the then outstanding Units at a price of $950 per Unit (less transfer fees and less distributions described therein). The Purchaser's Prior Offer terminated on December 31, 1998, and the Purchaser has announced that 2,582 Units were purchased pursuant to the Purchaser's Prior Offer. According to the books and records of the Partnership, as of February 1, 1999, the Purchaser and an affiliate of the Purchaser owned of record an aggregate of 11,943 Units, or approximately 6.4% of the outstanding Units of the Partnership.

         During the week of January 11, 1999, the Purchaser contacted the Partnership by telephone in an attempt to obtain a current list of the names, addresses of and the number of Units held by Limited Partners (the "1999 List") for the purpose of making an unsolicited offer for the purchase of Units of the Partnership. The Partnership declined to provide the 1999 List until the Purchaser complied with the provisions of the Exchange Act in connection with its request. On January 27, 1999, pursuant to the provisions of the Exchange Act the Purchaser again requested from the Partnership the 1999 List; the 1999 List was sent to the Purchaser on January 29, 1999.

         Except as described herein or in paragraph (i) above, there exists on the date hereof no material contract, agreement, arrangement or understanding, and no actual or potential conflict of interest, between the Partnership or its affiliates and (x) the Partnership, its executive officers, directors or affiliates or (y) the Purchaser, its executive officers, directors or affiliates.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

         (a) At a meeting of the General Partner held on February 3, 1999, at which RPMM and MLMM, as general partners of the General Partner participated, the General Partner, on behalf of the Partnership, concluded that the Current Offer is inadequate and not in the best interest of the Limited Partners, and recommends that the Limited Partners reject the Current Offer and not tender their Units pursuant to the Current Offer. A letter to the Limited Partners of the Partnership communicating the Partnership's view with respect to the Current Offer is filed as Exhibit (a)(1) hereto and incorporated herein by reference. Depending on, among other things, (i) the personal tax situation, liquidity needs and other financial considerations of each Limited Partner and such Limited Partner's own facts and circumstances, (ii) such Limited Partner's own assessment of the Current Offer and the relevant facts, as well as the Madison Offer (described below), (iii) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of its remaining Media Properties and (iv) the timing of any distributions of such proceeds, certain Limited Partners may determine that it is appropriate to tender their Units in the Current Offer. However, the Partnership and the General Partner believe that all Limited Partners should carefully consider the information set forth in Item 4(b) below before making a decision whether or not to tender their Units.

         (b) The Partnership reached the conclusion set forth in Item 4(a) after considering the following factors:

         (i) Expected First Quarter 1999 Cash Distribution. The previously announced sales of the Partnership's radio stations in Anaheim, California and Cleveland, Ohio were consummated on January 4, 1999, and January 28, 1999, respectively, in accordance with the terms provided in the respective sales agreements. The distributions from these sales will be made to limited partners of record as of January 4, 1999, and January 28, 1999, respectively, in accordance with the terms of the Partnership's Partnership Agreement. It is expected that a distribution of approximately $300 per Unit will be made by the end of the first quarter of 1999. The distribution will consist primarily of distributable proceeds from the sales of the Anaheim and Cleveland radio stations, as well as certain amounts released from reserves created in connection with the prior sale of the Partnership's California cable system. The Current Offer provides that any such distribution will be deducted by the Purchaser from the cash amount it will pay to tendering Limited Partners. See paragraph (viii) below.

         (ii) Sales  of  Remaining  Media   Properties.   The  Partnership
              presently expects to sell its cable system in San Juan, Puerto Rico, in 1999, although it has not reached any agreement with respect to any such sale. In addition, the Partnership is presently negotiating a sale of its Bridgeport, Connecticut radio combination, although there can be no assurance as to whether and on what terms such sale may be consummated. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from such sales if and when consummated by the Partnership, to the extent not reflected in the Current Offer price.

       (iii) The Value of the Partnership's Remaining Assets Could be Substantially Higher than the Value Reflected in the Current Offer. The General Partner currently estimates that the net asset value of the Partnership, computed as of September 25, 1998, adjusted to reflect the actual sales prices of the Anaheim and Cleveland radio stations, is $1,150 per Unit. Such estimated net asset value takes into consideration the estimated value of the Partnership's Media Properties (including the Anaheim and Cleveland radio stations), its cash holdings, as well as its other assets and liabilities; and it reflects the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership, but does not reflect any potential costs, expenses or liabilities related to the litigation described in Item 8(b) below. In addition, although there can be no assurance that the Partnership's net asset value can or will be realized, or certainty as to the amount of future fees and expenses, the General Partner believes that it has used conservative assumptions in estimating the value of its remaining Media Properties. As a result, there is a possibility that the actual proceeds received by the Partnership from the sales of its Media Properties could be significantly higher than the value assumed. Specifically, the General Partner believes that there is significant upside potential to the value it has assigned to the Puerto Rico cable systems (owned through its interest in Century-ML Cable Venture), which the Partnership currently expects to sell in 1999, although there can be no assurance as to the price that the Partnership will ultimately realize from such sale. Therefore, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them to the Purchaser pursuant to the Current Offer.

              However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. Furthermore, the actual proceeds received by the Partnership from the sales of its Media Properties could be lower than estimated.

              The actual value of Units to be ultimately realized by Limited Partners from the Partnership will also be dependent on the ability of the Partnership to sell its Media Properties, and the actual proceeds received for such Media Properties, as well as the actual costs and expenses (including with respect to litigation) incurred prior to the completion of the liquidation of the Partnership and the results of the litigation referred to in Item 8(b) below. Also, the pendency of the litigation may delay distributions to the Limited Partners. The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

        (iv) Purchaser's Profit Motive. As set forth in the Purchaser's Current Offer to Purchase dated January 27, 1999, the Purchaser is making the Current Offer for investment purposes and with the intention of making a profit from ownership of the Units. The Purchaser also stated that its intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. Please note that the Current Offer price is $950 per Unit, reduced by the $50 transfer fee (per transfer, not per Unit), and further reduced by the amount of any distributions paid or declared with respect to the Units after January 1, 1999 (including the expected first quarter 1999 distribution as described in paragraph (i) above). The terms and conditions of the Current Offer have been determined and established by the Purchaser and not pursuant to negotiations or discussions with, or input from, the Partnership, the General Partner or any of their affiliates.

         (v) No Established Market Valuations by Third Parties. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Current Offer. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of partnership interests) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Current Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. During the past twelve months, however, several Limited Partners of the Partnership who are not in any other way affiliated with the Partnership or the General Partner conducted unregistered unsolicited tender offers for Units in the Partnership at prices ranging from $360 per Unit to $600 per Unit, and registered unsolicited tender offers for Units in the Partnership at prices ranging from $750 to $950 per Unit (see below). In addition, private sales during the past twelve months generally have ranged from $125 per Unit to $1,020 per Unit. Sales prices in the informal secondary market have typically reflected a discount to the Partnership's estimates of net asset value at the time.

              Madison Liquidity Investors 104, LLC ("Madison"), a Delaware limited liability company unaffiliated with the Partnership and the General Partner, has disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the SEC on November 23, 1998, as amended, its unsolicited tender offer (the "Madison Offer") to purchase up to 9.9% of outstanding Units of the Partnership at a price of $750 per Unit (less transfer fees and less cash distributions, as described therein). The Partnership has stated its position as to the Madison Offer in a Recommendation Statement on Schedule 14D-9 dated November 30, 1998, as amended. Madison has announced that as of the close of business on January 13, 1999, 329 Units have been tendered. In addition, the Purchaser filed with the SEC a Tender Offer Statement on
              Schedule 14D-1 dated November 27, 1998, as amended, in connection with its Purchaser's Prior Offer, pursuant to which it offered to purchase up to 4.8% of the then outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions, as described therein). The Purchaser's Prior Offer terminated on December 31, 1998, and the Purchaser has announced that it purchased 2,582 Units pursuant to such Prior Offer, representing approximately 1.4% of the issued and outstanding Units.

        (vi) Limitations on Recognition of Transfers in any Tax Year; Uncertainty as to Timing of Payment for Units Tendered. As provided by Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could be the result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership" for federal income tax purposes. As more fully described in Item 8(a) below, it has been and is the Partnership's practice in any tax year to limit the number of transfers recognized in any Partnership tax year to no more than 4.8% of outstanding Units in order to stay within a safe harbor from classification of the Partnership as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). In tax year 1998, the Partnership recognized transfers of 4.8% of Units (a limit previously set by the General Partner in an effort not to inadvertently exceed the 5% limitation), and did not recognize any transfers in such tax year after August 1998. Similarly, in tax year 1997 the Partnership reached its limitation in June of that year and no further transfers were recognized in that tax year (other than excluded transfers under the IRS Notice). The Partnership's policy of limiting transfers to stay within the safe harbor limitations established by the IRS Notice may have the effect of limiting the number of Units that can be transferred pursuant to the Current Offer in any tax year of the Partnership. Thus, notwithstanding that the Purchaser seeks to acquire up to 3.5% of the outstanding Units, the actual number of Units tendered pursuant to the Current Offer that will be recognized for transfer by the Partnership in the 1999 tax year, after taking into account the numbers of other transfers recognized for such tax year (whether as a result of private sales, competing tender offers or the Purchaser's Prior Offer (the latter of which transfers already have been recognized in the Partnership's 1999 tax year)) could be considerably less than the number of Units sought. In addition, based on the terms of the Current Offer, the Purchaser has stated that it will not pay for tendered Units until it has confirmed that it will become a registered owner on the books and records of the Partnership, although tendered Units may be withdrawn (a) at any time prior to the Current Offer's expiration date (February 26, 1999, unless extended) or (b) unless previously accepted for payment, at any time after March 28, 1999 (or such later date as may apply in case the Current Offer is extended). Thus, it is uncertain when the transfer of certain Units tendered pursuant to the Current Offer, and not otherwise withdrawn, will be recognized and when tendering Limited Partners will actually be paid.

     (vii) Tendering Limited Partners Will Receive Schedule K-1s for 1999. The ability of a Limited Partner to transfer Units is subject to the terms and conditions set forth in the Partnership Agreement. As provided in Section 7.1C of the Partnership Agreement, transfers of Units are recognized by the Partnership as of the last day of the calendar month. Such transfers will be recognized after the close of business on the last day of the calendar month in which all conditions to transfer have been satisfied and will be effective for the period commencing on the first day of the following month. Limited Partners who tender their Units in connection with the Current Offer will receive Schedule K-1 tax forms for 1999.

     (viii) Continuing Tax Allocations by the Partnership. The Current Offer provides that a Limited Partner who tenders Units assigns to the Purchaser all profits, losses and distributions paid or declared by the Partnership after January 1, 1999, with respect to those Units; and any distributions received by the tendering Limited Partner from the Partnership will reduce the amount of the purchase price paid by the Purchaser to the tendering Limited Partner. However, pursuant to the Partnership Agreement, as described above, transfers of Units are only recognized by the Partnership on monthly transfer dates and subject to the terms and conditions of the Partnership Agreement. Thus, tendering Limited Partners will receive no additional economic benefit with respect to tendered Units from any distributions paid or declared after January 1, 1999, but a tendering Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership, which period could, based on the terms of the Current Offer, extend beyond tax year 1999, depending on the aggregate number of Units presented by all tendering Limited Partners to the Partnership for transfer. See paragraph (vi) above. Accordingly, with respect to the sales of the Anaheim and Cleveland stations, for example, the gain or loss from such sales will be reported on a Schedule K-1 tax form to Limited Partners (including tendering Limited Partners) from the Partnership, but tendering Limited Partners would not receive the economic benefit of the sale proceeds, except to the extent reflected in the value of the Current Offer price. See paragraphs (i) and (ii) above.

        (ix)  Other   Limitations  to   Recognition   of  Transfers.   The
              Partnership Agreement, in Section 7.3, also contains other limitations applicable to the transfer of interests. Units may only be transferred to "Eligible Citizens", as defined in the Partnership Agreement. Furthermore, additional information must be provided to the Partnership by any transferee wishing to be recognized as the owner of 1% or more of the Partnership Units to address certain FCC regulatory concerns related to the ownership of the Partnership's Media Properties. As described in
              Item 3(b)(ii) above, the Partnership has previously been provided with confirmation as to these matters from the Purchaser. Transfers will be recorded on the books and records of the Partnership only upon the satisfactory completion and acceptance by the General Partner of transfer documents acceptable to the General Partner, in compliance with applicable laws and the terms of the Partnership Agreement.

          (x) Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Current Offer make their own inquiry as to alternative transactions that may be available, including among others, the limited informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other party and any other offer that may be announced prior to the expiration of the Current Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction. The Partnership has stated its position as to the Madison Offer in a Recommendation Statement on Schedule 14D-9 dated November 30, 1998, as amended.

         In making its recommendation with respect to the Purchaser's Current Offer, the Partnership has not taken into account the personal financial situation of, or the tax consequences to, an individual Limited Partner as a result of accepting or rejecting the Current Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Current Offer or to determine whether the Current Offer is fair to Limited Partners.

         Each Limited Partner must make his, her or its own decision whether to accept or reject the Current Offer. Limited Partners are urged to carefully and completely review all the information contained in or incorporated by reference in the Current Offer and the competing Madison Offer, as well as the Partnership's publicly available annual, quarterly and other reports and the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information as well as the information contained herein and to consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Current Offer before deciding to tender Units.

         Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers, prior to deciding to tender Units.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Partnership nor anyone acting on its behalf, has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning the Current Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. The Partnership is not aware of any transaction in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

     (b) Neither the General Partner, nor to the knowledge of the General Partner, any of its executive officers, directors, affiliates or subsidiaries, intends to tender Units owned by them to the Purchaser pursuant to the Current Offer.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTION BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Current Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or distribution policy of the Partnership. However, as noted above, the Partnership presently expects to sell its San Juan, Puerto Rico cable systems in 1999 and is presently negotiating the sale of its Bridgeport, Connecticut radio combination. These activities are continuing but are not in response to the Current Offer.

     (b) Except as provided below, there are no transactions, board or partnership resolutions, agreements in principle or signed contracts in response to the Current Offer which relate to or would result in one or more of the matters referred to in Item 7(a). However, as described in Item 3(b)(ii) above, the Partnership is party to agreements entered into in 1997 with the Purchaser which, among other things, restrict the Purchaser's acquisition of Units to not more than 5% of the outstanding Units of the Partnership. On November 20, 1998, the Purchaser requested that the Partnership waive such restriction, indicating its intention to commence a registered tender offer. On November 24, 1998, the General Partner agreed to such waiver upon certain restrictions and conditions, including the continuing restrictions related to the Partnership's reliance on the safe harbor provisions contained in the IRS Notice, the applicable FCC restrictions, and the satisfaction of the provisions of the Partnership Agreement. Pursuant to an unsolicited tender offer commenced by the Purchaser on November 27, 1998 and which terminated on December 31, 1998, the Purchaser acquired 1.4% of the outstanding Units and currently owns approximately 6.4% of the outstanding Units.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Limited Partners are advised that all transfers of Units of the Partnership are subject to the satisfaction of the General Partner that the conditions necessary to transfer pursuant to the Partnership Agreement have been satisfied.

         The Partnership currently is treated as a partnership for Federal income tax purposes, and the General Partner believes it has a duty to all Limited Partners to preserve this tax treatment. The General Partner will take no action that it believes could cause the Partnership to be treated as an association taxable as a corporation and not as a partnership for Federal income tax purposes. It has been and is the policy of the General Partner that it will not recognize any transfers of Units on behalf of the Partnership in any tax year of the Partnership if such transfers, together with all other transfers made during such tax year, would cause transfers of Units to exceed 4.8% of the outstanding Units (an amount previously set by the Partnership so as not to inadvertently exceed the 5% safe harbor set forth in Paragraph II, Section C(1) of the IRS Notice). The General Partner believes that this policy serves the best interests of the Partnership and the Limited Partners. The General Partner will consider any transfer pursuant to the Current Offer as counting toward the 5% limitation set forth in the IRS Notice unless it has been advised by private letter ruling of the Internal Revenue Service addressed to the Partnership and the General Partner that such transfers would be excluded transfers under the IRS Notice and would be disregarded for the purposes of such percentage limitations.

         As of the date of this Statement, the Partnership has determined that if all 3.5% of the outstanding Units sought by the Purchaser are tendered, the amount of transfers that may be recognized in tax year 1999 would exceed the Partnership's 4.8% limitation. Accordingly, transfers of all of the Units tendered pursuant to the Current Offer may not be recognized for transfer in 1999.

          (b) A purported class action was commenced in New York Supreme Court, New York County, on behalf of the Limited Partners of the Partnership, against the Partnership, the General Partner, RPMM, MLMM, Merrill Lynch & Co., Inc. ("ML&Co.") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The action concerns the Partnership's payment of certain management fees and expenses to the General Partner and the payment of certain purported fees to an affiliate of RPMM.

         Specifically, the plaintiffs allege breach of the Partnership Agreement, breach of fiduciary duties, and unjust enrichment by the General Partner in that the General Partner allegedly: (1) improperly deferred and accrued certain management fees and expenses in an amount in excess of $14.0 million, (2) improperly paid itself such fees and expenses out of proceeds from sales of Partnership assets, and (3) improperly paid MultiVision Cable TV Corp., an affiliate of RPMM, supposedly duplicative fees in an amount in excess of $14.4 million.

         With respect to ML&Co., Merrill Lynch, MLMM, and RPMM, plaintiffs claim that these defendants aided and abetted the General Partner in the alleged breach of the Partnership Agreement and in the alleged breach of the General Partner's fiduciary duties. Plaintiffs seek, among other things, an injunction barring defendants from paying themselves management fees or expenses not expressly authorized by the Partnership Agreement, an accounting, disgorgement of the alleged improperly paid fees and expenses, and compensatory and punitive damages. Defendants have moved to dismiss the complaint and each claim for relief therein; the court has not yet ruled on the motion. Defendants believe that they have good and meritorious defenses to the action, and vigorously deny any wrongdoing with respect to the alleged claims.

         The Partnership Agreement provides for indemnification, to the fullest extent provided by law, for any person or entity named as a party to any threatened, pending or completed lawsuit by reason of any alleged act or omission arising out of such person's activities as a General Partner or as an officer, director or affiliate of either RPMM, MLMM or the General Partner, subject to specified conditions. In connection with the purported class action described above, the Partnership has received notices of requests for indemnification from the following defendants named therein: the General Partner, RPMM, MLMM, ML&Co. and Merrill Lynch. See Item 3(b)(i) above.

         (c) This Statement contains certain forward-looking statements about estimates of Media Property values, estimates of net asset value, business prospects, litigation and other similar matters. In order to comply with the terms of the safe harbor for such statements provided by the Private Securities Litigation Reform Act of 1995, the Partnership notes that a variety of factors, many of which are beyond its control, affect Media Property values and the Partnership's value, business prospects, and results and could cause actual results and experience to differ materially from the expectations and estimates expressed in this Statement. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in the specific local markets where the Media Properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending, and future legislation, regulation, and litigation, and the other risks and uncertainties detailed in this Statement. The Partnership undertakes no responsibility to update publicly or revise any forward-looking statements.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

         (a) (1) Letter from the Partnership to Limited Partners dated February 9, 1999.

         (b) Not applicable.

         (c)(1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.

            (2) Confidentiality  Agreement,  dated January 24, 1997, between the Purchaser and the Partnership.

            (3) Agreement, dated May 23, 1997, between Partnership and the
                Purchaser regarding FCC requirements for ownership of Units.

            (4) Letter,  dated November 20, 1998,  from the Purchaser to
                Partnership requesting a waiver of certain ownership restrictions of Units contained in a certain agreement.

            (5) Letter,  dated November 24, 1998, from Partnership to the
                Purchaser granting waiver of certain ownership restrictions of Units contained in a certain agreement.

                                  SignatureS

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                  ML MEDIA PARTNERS, L.P.


                                  By Media Management Partners, its
                                  General Partner

                                  By RP Media Management, general partner


                                  By:     /s/  Elizabeth McNey Yates
                                     ------------------------------------
                                          Name:  Elizabeth McNey Yates
                                          Title: Executive Vice President

                                  By ML Media Management Inc., general partner


                                  By:     /s/  James V. Caruso
                                    -------------------------------
                                            Name:   James V. Caruso
                                            Title:  Executive Vice President

Dated:  February 9, 1999